SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             STAR TECHNOLOGIES, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                  8855193-10-8
                      (CUSIP Number of Class of Securities)


                Robert E. Healing, Esq., General Electric Company
        3135 Easton Turnpike, Fairfield, Connecticut 06431, 203-373-2211
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 16, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

CUSIP No. 8855193-10-8

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  General Electric Company, A New York Corporation I.R.S. #14-0689340

2.       Check the Appropriate Box if a Member of a Group
         (a)      [ ]      (b)      [ ]

3.       SEC Use Only

4.       Source of funds
                  Not applicable.

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]

6.       Citizenship or Place of Organization
                  New York, U.S.A.

         Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
                  624,339 shares*

8.       Shared Voting Power
                  0

9.       Sole Dispositive Power
                  624,339 shares*

10.      Shared Dispositive Power
                  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                  624,339 shares*

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                  [x]

13.      Percent of Class Represented by Amount in Row (11)
                  3.1%

14.      Type of Reporting Person
                  CO

* Excludes 1,986,200 shares of Common Stock into which shares of Senior Preferred Stock owned by the Reporting Person are convertible under the terms of the Senior Preferred Stock, since the Senior Preferred Stock is subject to an irrevocable call option granted by the Reporting Person to Star Technologies, Inc. which precludes conversion during the term of the option. See Items 4 and 5 herein.

ITEM 1.  Security and Issuer
         -------------------

     This Amendment No. 2 to Schedule 13D (the "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Star Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 515 Shaw Road, Sterling, Virginia 22170.

ITEM 2.  Identity and Background.
         ------------------------

     This Amendment is filed by General Electric Company, a New York corporation ("GE"). GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

ITEM 2(a), (b) and (c)

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     This Amendment is being filed while GE is in the process of verifying information required herein from their respective executive officers and directors. If GE obtains information which would cause a change in the information contained herein, another amendment will be filed that will set forth such change in information.

ITEM 2(d) and (e)

     Except as set forth below, during the last five years neither GE, nor, to the best of its knowledge, any of its directors or executive officers has been
(i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     1.   United States ex rel.  Taxpayers Against Fraud and Chester L. Walsh v.
          ----------------------------------------------------------------------
          General Electric Company.
          -------------------------

     On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. subscection 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense

(MoD), causingMoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

     On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. section 287 (submitting false claims against the United States), 18 U.S.C. section 1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. subsection 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

     2.   Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited
          ----------------------------------------------------------------------
          (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of 5,000(Pounds) and assessed costs of 5,754(Pounds). The prosecutor's presentation focused primarily on the 1991 change in internal ITEMS procedures and, in particular, the source logging procedure. The prosecutor complimented ITEMS' investigation and efforts to locate the source and advised the court that ITEMS had no previous violations of the Radioactive

Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, ITEMS emphasized the significant infrastructure and expense undertaken by ITEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

ITEM 2(f)

     All of the executive officers and directors of GE are U.S. citizens, except that Paolo Fresco, an executive officer and director of GE, is an Italian citizen, and Claudio X. Gonzalez, a director of GE, is a citizen of Mexico.

ITEM 3.  Source and Amount of Funds and Other Consideration
         --------------------------------------------------

     Not applicable.

ITEM 4.  Purpose of Transaction
         ----------------------

     As of August 16, 1996, GE entered into three written agreements with the Company which are attached as exhibits to this Amendment (Exhibits 1 to 3 attached hereto). The agreements relate to the Company's Series B Senior Preferred Stock, $.01 par value ("Series B Preferred Stock" or "Series B") and Series C Senior Preferred Stock, $.01 par value ("Series C Preferred Stock" or "Series C"). Prior to August 16, 1996, there were 59,584 shares of Series B Preferred Stock and 39,723 shares of Series C Preferred Stock outstanding, all of which were owned by GE.

     Pursuant to a Stock Purchase Agreement dated August 16, 1996 (the "Stock Purchase Agreement"), GE sold 47,667 shares of Series B Preferred Stock and
31,778 shares of Series C Preferred Stock to the Company for an aggregate purchase price of $2,400,000. Pursuant to the Stock Purchase Agreement, GE (i) waived any and all breaches by the Company of any covenants, agreements or obligations that may have occurred under the Preferred Stock Purchase Agreement, dated as of May 31, 1990 ("Preferred Stock Purchase Agreement") and (ii) surrendered any rights it had under the Preferred Stock Purchase Agreement and the Certificate of Designation for the Series B and Series C shares, including any claim with respect to the payment of any dividend on the shares repurchased.

     As of August 16, 1996, GE and the Company entered into Amendment No. 1 to the Preferred Stock Purchase Agreement ("Amendment No. 1") pursuant to which the parties eliminated certain rights of GE and covenants and obligations of the Company, including, among others, eliminating (i) the Company's obligations to provide certain financial statements and other reports to GE, (ii) certain inspection rights of GE, (iii) certain limits on the conduct of business and amount of indebtedness, and (iv) certain limits on the ability of the Company to issue capital stock. Pursuant to Amendment No. 1, the parties also eliminated the exclusive right of Series B and Series C shareholders to elect two members of the Company's Board of Directors and also eliminated the exclusive right of Series B and Series C shareholders to elect a majority of the Board of Directors of the Company upon the occurrence of certain breaches of the Preferred Stock Purchase Agreement.

     Additionally, the Company and GE entered into a Stock Option Agreement, dated August 16, 1996 ("Stock Option Agreement"), under which GE granted the Company an irrevocable option (the "Option") to purchase GE's remaining Series B and Series C shares, consisting of 11,917 shares of Series B and 7,945 shares of Series C (including all rights to any accrued and unpaid dividends), at any time between August 16, 1996 and August 16, 1999, for an aggregate purchase price of $600,000. Under the Stock Option Agreement, GE has agreed not to convert into Common Stock the Series B or Series C shares which are subject to the Option or to grant any other rights to any person to buy or acquire any of its Series B or Series C shares during the term of the Option.

     Under the Company's Restated Certificate of Incorporation, as amended in connection with the three above-referenced agreements entered into on August 16, 1996, each of the Series B and Series C shares owned by GE, subject to the Option, is convertible into 100 shares of Common Stock at a conversion price of $1.00 per share of Common Stock, subject to certain adjustment provisions, and, except as otherwise required by law, each Series B and Series C share has the right to one vote for each share of Common Stock into which such share could be converted, voting together with the holders of Common Stock with respect to any matter upon which holders of Common Stock have the right to vote. (As noted above, such amended voting rights eliminated the exclusive class voting rights of the Series B and Series C shares to elect two directors of the Company, or a majority of the Board of Directors under certain circumstances.) As also noted above, under the Stock Option Agreement, during the term of the Option, GE agreed not to convert its Series B and Series C shares into Common Stock or to grant any other rights to any person to buy or otherwise acquire any of such shares.

     The above transactions were consummated in connection with the resolution of an arbitration claim by the Company against GE. In August 1996, GE paid the Company $9.4 million, the amount, including interest, awarded to the Company in March 1996 on its claim against GE. The payment from GE arose from a demand for arbitration that the Company filed against GE in January 1995. Following a hearing on the Company's demand, a three-member panel of the American Arbitration Association found in favor of the Company.

     GE paid the award in connection with the Stock Purchase Agreement, pursuant to which the Company repurchased 80% of the Company's Series B and Series C Preferred Stock held by GE. The Company paid GE $2.4 million for such Series B and Series C shares which had an aggregate redemption price of $13.0 million, including 100% of cumulative, undeclared dividends that totaled in excess of $5.0 million. In the Stock Option Agreement, GE granted to the Company a three-year option to repurchase the remaining 20% of the Series B and Series C Preferred Stock at the same per share price that the Company paid in the August 1996 repurchase.

     The remaining Series B and Series C shares accrue dividends at the rate of 10% per annum from August 16, 1996 (subject to the terms of the Stock Option Agreement).

     Except as set forth above, GE has no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through
(j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) GE continues to beneficially own the 624,339 shares of Common Stock of the Company which it owned prior to August 16, 1996. As a result of the transactions described above in Item 4, GE disclaims beneficial ownership of the aggregate of 1,986,200 shares of Common Stock into which GE's remaining Series B and Series C shares are convertible under the terms of the Company's Restated Certificate of Incorporation, as amended, since, under the terms of the Stock Option Agreement, GE has agreed that it will not effect such a conversion during the term of the Option. The 624,339 shares of Common Stock beneficially owned by GE constitute 3.1% of the 19,841,924 shares of Common Stock outstanding as of December 31, 1996 as reported in the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1996. Neither GE, nor, to the best of its knowledge, any of its executive officers or directors, beneficially owns any other securities of the Company or have a right to acquire any additional securities of the Company.

     (b) GE has sole voting power and sole dispositive power over the 624,339 shares of Common Stock beneficially owned by it. Except as described above in
Item 4, neither GE, nor, to the best of its knowledge, any of its executive officers or directors, has the power to vote or to direct the vote or to dispose or direct the disposition of any other securities of the Company. As described in Item 4 above, under the Stock Option Agreement, GE has agreed not to convert the Series B or Series C shares into Common Stock during the term of the Option.

     (c) Except as disclosed in this Amendment, neither GE, nor, to the best of its knowledge, any of its executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

     (d) No person except for GE is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment, except that, as described in Item 4 above, GE has entered into the Stock Option Agreement whereby the Company can acquire GE's remaining Series B and Series C shares, including the rights to any accrued and unpaid dividends, whether or not declared.

     (e) For the reasons indicated in this Amendment, as a result of the agreements and transactions described above in Item 4, GE ceased to be the beneficial owner of more than 5% of the Common Stock on August 16, 1996.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     Incorporated by reference to Item 6 of the Schedule 13D filed on June 8, 1990, as previously amended. See the information set forth in Items 4 and 5 above regarding transactions and agreements entered into with the Company on August 16, 1996, which information is incorporated herein by reference.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

          Exhibit 1 Stock Purchase Agreement, dated August 16, 1996, between General Electric Company and Star Technologies, Inc. (Incorporated by reference to Exhibit 10.26 to Star Technologies, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "9/30/96 10-Q"))(Commission File No. 0-13318).

          Exhibit 2 Amendment No. 1 to Preferred Stock Purchase Agreement dated August 16, 1996, between General Electric Company and Star Technologies, Inc. (Incorporated by reference to Exhibit 10.27 to the 9/30/96 10-Q.)

          Exhibit 3 Stock Option Agreement dated August 16, 1996, between General Electric Company and Star Technologies, Inc. (Incorporated by reference to Exhibit 10.28 to the 9/30/96 10-Q).

          Exhibit 4 Certificate of Amendment of Restated Certificate of Incorporation of Star Technologies, Inc. dated August 23, 1996. (Incorporated by reference to Exhibit 3.4 to the 9/30/96 10-Q).

          Exhibit 5 Original Schedule 13D, filed June 8, 1990 with Exhibits (filed pursuant to Rule 101(a)(2)(ii) of Regulation S-T)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GENERAL ELECTRIC COMPANY

                                  By: R. E. Healing
                                      Name:
                                      Title:


                                      Dated:  June 3, 1997

                                   SCHEDULE I


                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS


                             PRESENT                                   PRESENT
                             BUSINESS                                  PRINCIPAL
    NAME                     ADDRESS                                   OCCUPATION

----------------------------------------------------------------------------------------------
                                       DIRECTORS

----------------------------------------------------------------------------------------------
D.W. Calloway        PepsiCo, Inc.                            Director and retired Chairman of
                     700 Anderson Hill Road                   the Board, PepsiCo, Inc.,
                     Purchase, NY 10577                       Beverages, Snack Foods and
                                                              Restaurants,
                                                              Purchase, New York.

S.S. Cathcart        222 Wisconsin Avenue                     Retired Chairman of the Board,
                     Suite 103                                Illinois Tool Works,
                     Lake Forest, IL 60045                    Diversified Products,
                                                              Chicago, Illinois.

D.D. Dammerman       General Electric Company                 Senior Vice President,
                     3135 Easton Turnpike                     Finance, and Chief Financial
                     Fairfield, CT 06431                      Officer, General Electric Company

P. Fresco            General Electric Company (U.S.A.)        Vice Chairman of the Board and
                     3 Shortlands,                            Executive Officer, General
                     Hammersmith                              Electric Company
                     London, W6 8BX, England

C.X. Gonzalez        Kimberly-Clark de Mexico,                Chairman of the Board and Chief
                     S.A. de C.V.                             Executive Officer,
                     Jose Luis Lagrange 103,                  Kimberly-Clark de Mexico, S.A.
                     Tercero Piso                             de C.V., Consumer and Paper
                     Colonia Los Morales                      Products, Mexico City, Mexico.
                     Mexico, D.F. 11510,
                     Mexico


                             PRESENT                                   PRESENT
                             BUSINESS                                  PRINCIPAL
    NAME                     ADDRESS                                   OCCUPATION

----------------------------------------------------------------------------------------------
G.G. Michelson       Federated Department Stores              Former Member of the Board of
                     151 West 34th Street                     Directors - Federated Department
                     New York, NY 10001                       Stores, Retailers, New York,
                                                              New York.

S. Nunn              King and Spalding                        Partner, King and Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, GA

J.D. Opie            General Electric Company                 Vice Chairman of the Board and
                     3135 Easton Turnpike                     Executive Officer, General
                     Fairfield, CT 06431                      Electric Company

R.S. Penske          Penske Corporation                       Chairman of the Board and
                     13400 Outer Drive, West                  President, Penske Corporation
                     Detroit, MI 48239-4001

B.S. Prieskel        Suite 3125                               Former Senior Vice President,
                     60 East 42nd Street                      Motion Picture Associations of
                     New York, NY 10165                       America, New York, New York.

F.H.T. Rhodes        Cornell University                       President Emeritus, Cornell
                     3104 Snee Building                       University, Ithaca, New York
                     Ithaca, NY 14853

A.C. Sigler          Champion International Corporation       Retired Chairman of the Board
                     1 Champion Plaza                         and Chief Executive Officer,
                     Stamford, CT 06921                       Champion International
                                                              Corporation, Paper and Forest
                                                              Products, Stamford, Connecticut.


                             PRESENT                                   PRESENT
                             BUSINESS                                  PRINCIPAL
    NAME                     ADDRESS                                   OCCUPATION

----------------------------------------------------------------------------------------------

D.A. Warner III      J.P. Morgan & Co., Inc.                  Chairman of the Board,
                     and Morgan Guaranty Trust Co.            President, and Chief Executive
                     60 Wall Street                           Officer, J.P. Morgan & Co.,
                     New York, NY 10260                       Incorporated and Morgan Guaranty
                                                              Trust Company, New York, New
                                                              York.

J.F. Welch, Jr.      General Electric Company                 Chairman of the Board and Chief
                     3135 Easton Turnpike                     Executive Officer, General
                     Fairfield, CT 06431                      Electric Company


                                   CITIZENSHIP

                        C.X. Gonzalez         Mexico
                        P. Fresco             Italy
                        All Others            U.S.A.



                             PRESENT                                   PRESENT
                             BUSINESS                                  PRINCIPAL
    NAME                     ADDRESS                                   OCCUPATION

----------------------------------------------------------------------------------------------
                                     EXECUTIVE OFFICERS
----------------------------------------------------------------------------------------------
J. F. Welch, Jr.        General Electric Company                 Chairman of the Board and Chief
                        3135 Easton Turnpike                     Executive Officer
                        Fairfield, CT 06431

P. Fresco               General Electric Company (U.S.A.)        Vice Chairman of the Board and
                        3 Shortlands, Hammersmith                Executive Officer
                        London, W6 8BX, England

P. D. Ameen             General Electric Company                 Vice President and Comptroller
                        3135 Easton Turnpike
                        Fairfield, CT 06431

J. R. Bunt              General Electric Company                 Vice President and Treasurer
                        3135 Easton Turnpike
                        Fairfield, CT 06431

D. L. Calhoun           General Electric Company                 Vice President -
                        2901 East Lake Road                      GE Transportation Systems
                        Erie, PA 16531

W. J. Conaty            General Electric Company                 Senior Vice President - Human
                        3135 Easton Turnpike                     Resources
                        Fairfield, CT 06431

D. M. Cote              General Electric Company                 Senior Vice President - GE
                        3135 Easton Turnpike                     Appliances
                        Fairfield, CT 06431

D. D. Dammerman         General Electric Company                 Senior Vice President - Finance
                        3135 Easton Turnpike
                        Fairfield, CT 06431

L. S. Edelheit          General Electric Company                 Senior Vice President -
                        P.O. Box 8                               Corporate Research and
                        Schenectady, NY 12301                    Development

B. W. Heineman, Jr.     General Electric Company                 Senior Vice President -
                        3135 Easton Turnpike                     General Counsel and Secretary
                        Fairfield, CT 06431

J. R. Immelt            General Electric Company                 Senior Vice-President - GE
                        P.O. Box 414                             Medical Systems
                        Milwaukee, WI 53201



                             PRESENT                                   PRESENT
                             BUSINESS                                  PRINCIPAL
    NAME                     ADDRESS                                   OCCUPATION

----------------------------------------------------------------------------------------------
W. J. Lansing           General Electric Company                 Vice President -
                        3135 Easton Turnpike                     Corporate Business Development
                        Fairfield, CT 06431

W. J. McNerney, Jr.     General Electric Company                 Senior Vice President
                        Nela Park                                GE Lighting
                        Cleveland, OH 44122

E. F. Murphy            General Electric Company                 Senior Vice President -
                        1 Newmann Way                            GE Aircraft Engines
                        Cincinnati, OH 05215

R. L. Nardelli          General Electric Company                 Senior Vice President -
                        1 River Road                             GE Power Systems
                        Schenectady, NY 12345

R. W. Nelson            General Electric Company                 Vice President -
                        3135 Easton Turnpike                     Corporate Financial Planning and
                        Fairfield, CT 06431                      Analysis

J. D. Opie              General Electric Company                 Vice Chairman of the Board and
                        3135 Easton Turnpike                     Executive Officer
                        Fairfield, CT 06431

G. M. Reiner            General Electric Company                 Senior Vice President -
                        3135 Easton Turnpike                     Chief Information Officer
                        Fairfield, CT 06431

G. L. Rogers            General Electric Company                 Senior Vice President -
                        1 Plastics Avenue                        GE Plastics
                        Pittsfield, MA 01201

J. W. Rogers            General Electric Company                 Vice President -
                        1635 Broadway                            GE Motors
                        Fort Wayne, IN 46801

L. G. Trotter           General Electric Company                 Vice President -
                        41 Woodford Avenue                       GE Electrical Distribution and
                        Plainville, CT 06062                     Control

                                   CITIZENSHIP

                        P. Fresco             Italy
                        All Others            U.S.A.